July 18, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:    Bear Stearns Depositor Inc.
Post Effective Amendment No. 1
Registration Statement on Form S-3
File No. 333-105007

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, and being aware of its obligations under such Act, the undersigned, as registrant with respect to the above-referenced Registration Statement, hereby requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington D.C. time, on July 23, 2007, or as soon as practicable thereafter.

The registrant acknowledges and represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The registrant further represents that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Bear Stearns Depositor Inc.

By:	/s/ Craig M. Overlander
Name: Craig M. Overlander
Title: Chief Executive Officer